Exhibit 99.2

Hemab ApS

Lock-Up Agreement

March 17, 2026

Goldman Sachs & Co. LLC
Jefferies LLC
Evercore Group L.L.C.

As Representatives of the several Underwriters
named in Schedule I to the Underwriting Agreement

c/o Goldman Sachs & Co. LLC
200 West Street
New York, NY 10282-2198

c/o Jefferies LLC
520 Madison Avenue
New York, NY 10022

c/o Evercore Group L.L.C.
55 East 52nd Street
New York, NY 10055

Re: Hemab ApS - Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that you, as representatives (the "Representatives"), propose to enter into an underwriting agreement (the "Underwriting Agreement") on behalf of the several Underwriters named in Schedule I to such agreement (collectively, the "Underwriters"), with Hemab ApS, a Danish Anpartsselskab ("Hemab ApS"), or its successor or parent entity following a corporate reorganization or any substantially similar transaction (such successor parent together with Hemab ApS, the "Company") as described under the caption "Corporate Reorganization" in the Registration Statement and the final prospectus relating to the Public Offering (each as defined below) (such reorganization or transaction, the "Reorganization"), providing for a public offering (the "Public Offering") of shares (the "Shares") of the common stock, par value $0.0001 per share, of the Company (the "Common Stock") pursuant to a Registration Statement on Form S-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission (the "SEC").

In consideration of the agreement by the Underwriters to offer and sell the Shares, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period beginning from the date of this Lock-Up Agreement and continuing to and including the date 180 days after the date of the final prospectus relating to the Public Offering (the "Prospectus") (such period, the "Lock-Up Period"), the undersigned shall not, and shall not cause or direct any of its affiliates to, (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any ordinary shares or preference shares of Hemab ApS, any shares of

Exhibit 99.2

Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock (such shares of Common Stock, options, rights, warrants, ordinary shares or preference shares of or other securities of the Company, collectively, "Lock-Up Securities"), including without limitation any such Lock-Up Securities now owned or hereafter acquired by the undersigned, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Stock or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences, a "Transfer"), (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (i), (ii) or (iii) above. The undersigned represents and warrants that the undersigned is not, and has not caused or directed any of its affiliates to be or become, currently a party to any agreement or arrangement that provides for, is designed to or reasonably could be expected to lead to or result in any Transfer during the Lock-Up Period.

Notwithstanding the foregoing, the undersigned may:

(a) transfer the undersigned's Lock-Up Securities (i) as one or more *bona fide* gifts or charitable contributions, or for *bona fide* estate planning purposes, (ii) upon death by will, testamentary document or intestate succession, (iii) if the undersigned is a natural person, to any member of the undersigned's immediate family (for purposes of this Lock-Up Agreement, "immediate family" shall mean any relationship by blood, current or former marriage, domestic partnership, civil union or adoption, not more remote than first cousin) or to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned or, if the undersigned is a trust, to a trustor, trustee (or co-trustee) or beneficiary of the trust or the estate of a beneficiary of such trust, (iv) to a corporation, partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a)(i) through (iv) above, (vi) if the undersigned is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is a subsidiary or an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned or the immediate family of the undersigned, or to any investment fund or other entity which fund or entity is directly or indirectly controlled or managed by or under common control or common investment management with the undersigned or affiliates of the undersigned (including, for the avoidance of doubt, pursuant to a merger, acquisition or reorganization of the undersigned, and, further, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a disposition, transfer or distribution by the undersigned to its stockholders, partners, members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders of the undersigned, (vii) by

Exhibit 99.2

operation of law, such as pursuant to a merger, acquisition, reorganization, qualified domestic order, divorce settlement, divorce decree or separation agreement, (viii) to the Company from an employee of the Company upon death, disability or termination of employment, in each case, of such employee, (ix) if the undersigned is not an officer or director of the Company, in connection with a sale of the undersigned's shares of Common Stock acquired (A) from the Underwriters in the Public Offering or (B) in open market transactions after the closing date of the Public Offering, (x) to the Company in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of Common Stock or other Lock-up Securities (including, in each case, by way of "net" or "cashless" exercise) that are scheduled to expire or automatically vest during the Lock-Up Period, including any transfer to the Company for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such restricted stock units, options, warrants or other rights, or in connection with the conversion of convertible securities, in all cases pursuant to equity awards granted under a stock incentive plan, other equity award plan or otherwise, or pursuant to the terms of convertible securities, each as described in the Registration Statement, the preliminary prospectus relating to the Shares included in the Registration Statement immediately prior to the time the Underwriting Agreement is executed and the Prospectus, provided that any securities received upon such vesting, settlement, exercise or conversion shall be subject to the terms of this Lock-Up Agreement,; or (xi) with the prior written consent of Goldman Sachs & Co. LLC, Jefferies LLC and Evercore Group L.L.C. on behalf of the Underwriters; provided that (A) in the case of clauses (a)(i), (ii), (iii), (iv) and (v) above, such transfer or distribution shall not involve a disposition for value, (B) in the case of clauses (a)(i), (ii), (iii), (iv), (v), (vi) and (vii) above, it shall be a condition to a direct transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, shall sign and deliver a lock-up agreement in the form of this Lock-Up Agreement, (C) in the case of clauses (a)(ii), (iii), (iv) and (v) above, no filing by any party (including, without limitation, any donor, donee, devisee, transferor, transferee, distributor or distributee) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or other public filing, report or announcement reporting a reduction in beneficial ownership of Lock-Up Securities shall be required or shall be voluntarily made in connection with such transfer or distribution, and (D) in the case of clauses (a)(i), (vi), (vii), (viii), (ix) and (x) above, no filing under the Exchange Act or other public filing, report or announcement shall be voluntarily made, and if any such filing, report or announcement shall be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto (A) the circumstances of such transfer or distribution and (B) in the case of a transfer or distribution pursuant to clauses (a)(i) or (vii) above, that the donee, devisee, transferee or distributee has agreed to be bound by a lock-up agreement in the form of this Lock-Up Agreement;

(b) enter into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of the undersigned's Lock-Up Securities, if then permitted by the Company, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the Lock-Up Period and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be voluntarily made regarding the establishment of such plan during the Lock-Up Period, and if any such filing, report or announcement shall be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate that that none of the securities

Exhibit 99.2

subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the Lock-Up Period;

(c) (i) transfer the undersigned's Lock-Up Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board of Directors of the Company and made to all holders of the Company's capital stock involving a Change of Control of the Company (for purposes hereof, "Change of Control" shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity)) and (ii) enter into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of Lock-up Securities in connection with a transaction described in clause (i) above; provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the undersigned's Lock-Up Securities shall remain subject to the provisions of this Lock-Up Agreement;

(d) convert or exchange outstanding preferred stock or preference shares of the Company into ordinary shares or shares of Common Stock, provided that any such shares received upon such conversion shall remain subject to the provisions of this Lock-Up Agreement; and

(e) transfer the Lock-up Securities or take any other action in connection with the Reorganization; provided that any securities converted, transferred pursuant to or otherwise affected by the Reorganization shall remain subject to the terms of this Lock-Up Agreement.

If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer-directed or other Shares the undersigned may purchase in the Public Offering.

If the undersigned is not a natural person, the undersigned represents and warrants that no single natural person, entity or "group" (within the meaning of Section 13(d)(3) of the Exchange Act), other than a natural person, entity or "group" (as described above) that has executed a Lock-Up Agreement in substantially the same form as this Lock-Up Agreement, beneficially owns, directly or indirectly, 50% or more of the common equity interests, or 50% or more of the voting power, in the undersigned.

If the undersigned is an officer or director of the Company, (i) Goldman Sachs & Co. LLC, Jefferies LLC and Evercore Group L.L.C. agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Lock-Up Securities, Goldman Sachs & Co. LLC, Jefferies LLC and Evercore Group L.L.C. will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service (or such other method approved by Goldman Sachs & Co. LLC, Jefferies LLC and Evercore Group L.L.C. that satisfies the requirements of FINRA Rule 5131(d)(2)) at least two business days before the effective date of the release or waiver. Any release or waiver granted by Goldman Sachs & Co. LLC, Jefferies LLC and Evercore Group L.L.C. hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (i) the release or waiver is effected solely to permit

Exhibit 99.2

a transfer not for consideration or that is to an immediate family member as defined in FINRA Rule 5130(i)(5) and (ii) the transferee has agreed in writing to be bound by the same terms described in this Lock-Up Agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

The undersigned now has, and, except as contemplated by clauses (a), (c), (d), and (e) of the third paragraph of this Lock-Up Agreement, for the duration of this Lock-Up Agreement will have, good and marketable title to the undersigned's Lock-Up Securities, free and clear of all liens, encumbrances and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the undersigned's Lock-Up Securities except in compliance with the foregoing restrictions.

The undersigned acknowledges and agrees that none of the Underwriters has made any recommendation or provided any investment or other advice to the undersigned with respect to this Lock-Up Agreement or the subject matter hereof, and the undersigned has consulted its own legal, accounting, financial, regulatory, tax and other advisors with respect to this Lock-Up Agreement and the subject matter hereof to the extent the undersigned has deemed appropriate. The undersigned further acknowledges and agrees that, although the Underwriters may have provided or hereafter provide to the undersigned in connection with the Public Offering a Form CRS and/or certain other disclosures as contemplated by Regulation Best Interest, the Underwriters have not made and are not making a recommendation to the undersigned to enter into this Lock-Up Agreement or to transfer, sell or dispose of, or to refrain from transferring, selling or disposing of, any shares of Common Stock, and nothing set forth in such disclosures or herein is intended to suggest that any Underwriter is making such a recommendation.

This Lock-Up Agreement shall automatically terminate and the undersigned shall be released from all of his, her or its obligations hereunder upon the earlier of (i) the date on which the Registration Statement filed with the SEC with respect to the Public Offering is withdrawn, (ii) the date on which for any reason the Underwriting Agreement is terminated (other than the provisions thereof that survive termination) prior to payment for and delivery of the Shares to be sold thereunder (other than pursuant to the Underwriters' option thereunder to purchase additional Shares), (iii) the date on which the Company notifies the Representatives, in writing and prior to the execution of the Underwriting Agreement, that it does not intend to proceed with the Public Offering and (iv) October 15, 2026, in the event that the Underwriting Agreement has not been executed by such date (provided, however, that the Company may, by written notice to the undersigned prior to such date, extend such date by a period of up to an additional 90 days).

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. This Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflict of laws that would result in the application of any law other than the laws of the State of New York. This Lock-Up Agreement may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Very truly yours,

Exhibit 99.2

AI DEN-MAB LLC
By: Access Industries Management, LLC
         Its Manager

By: /s/ John McDonough
Name: John McDonough
Title: Executive Vice President

By: /s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

[Signature Page to Lock-Up Agreement]